Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES FINANCING AND
STRATEGIC ALLIANCE WITH CASCADIA MINERALS LTD.

Toronto (March 30, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) announced today that it has agreed to purchase 19,315,300 units (“Units”) of Cascadia Minerals Ltd. (TSX-V: CAM) (“Cascadia”) at a price of C$0.26 per Unit for total consideration of C$5,021,978 under a non-brokered private placement (the “Private Placement”). Each Unit is comprised of one common share of Cascadia (a “Common Share”) and one-half of one common share purchase warrant of Cascadia (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of $0.32 for a period of two years following the date of issuance.

Agnico Eagle has also agreed to acquire 10,000,000 Units at a price of C$0.26 per Unit (the “Unit Purchases”) for total consideration of C$2,600,000 from several sellers that will be participating in an offering of flow-through Units by Cascadia immediately prior to the Unit Purchases.

The Private Placement and the Unit Purchases are subject to certain closing conditions, including approval of the TSX Venture Exchange, and are expected to close on or about April 17, 2026.

Agnico Eagle does not currently own any Common Shares or Warrants. On closing of the Private Placement and the Unit Purchases, Agnico Eagle is expected to own 29,315,300 Common Shares and 14,657,650 Warrants, representing approximately 14.21% of the issued and outstanding Common Shares on a non-diluted basis and approximately 19.90% of the Common Shares on a partially-diluted basis (assuming exercise of the Warrants held by Agnico Eagle at such time).

On closing of the Private Placement and the Unit Purchases, Agnico Eagle and Cascadia will enter into an investor rights agreement, pursuant to which Agnico Eagle will be entitled to certain rights, provided it maintains certain ownership thresholds in Cascadia, including: (a) the right to participate in equity financings or top-up its holdings in relation to dilutive issuances in order to maintain its pro rata ownership in Cascadia or acquire up to a 19.99% ownership interest in Cascadia, in each case, at the time of such financing or dilutive issuance; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Cascadia to eight or more directors, two persons) to the board of directors of Cascadia.

Agnico Eagle is acquiring the Common Shares and Warrants as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, Warrants or other securities of Cascadia or dispose of some or all of the Common Shares, Warrants or other securities of Cascadia that it owns at such time.

On March 30, 2026, Agnico Eagle and Cascadia also entered into an earn-in agreement (the “Catch Earn-In Agreement”), pursuant to which Cascadia granted Agnico Eagle the right to earn a 51% interest in the Catch property owned by Cascadia located in Yukon (the “Catch Property”). Upon Agnico Eagle earning a 51% interest in the Catch Property, Agnico Eagle and Cascadia will enter into a joint venture agreement (the “Catch Joint Venture Agreement”) governing the relationship of the parties in respect of the Catch Property, pursuant to which Cascadia will be the operator of the project and Agnico Eagle will have the right to earn an additional 29% interest in the Catch Property. The exercise of Agnico Eagle’s right to earn an interest in the Catch Property is subject to the acceptance of the TSX Venture Exchange.

Concurrently with the execution of the Catch Earn-In Agreement, Agnico Eagle and Cascadia entered into a strategic alliance agreement (the “Strategic Alliance Agreement”) pursuant to which the parties established a strategic alliance for the identification and advancement of projects within the Stikine Terrane in Yukon (the “Alliance Area”). Under the Strategic Alliance Agreement, Agnico Eagle will provide funding over an initial three-year period for generative exploration work performed by Cascadia, as operator, within the Alliance Area. Projects within the Alliance Area may be designated (each such project, a “Designated Project”) for further exploration under an earn-in agreement, pursuant to which Agnico Eagle will have the right to earn a 51% interest in the Designated Project. If Agnico Eagle earns a 51% interest in a Designated Project, Agnico Eagle and Cascadia will enter into a joint venture agreement governing the relationship of the parties in respect of the Designated Project and containing terms substantially similar to the terms of the Catch Joint Venture Agreement. The exercise of Agnico Eagle’s right to earn an interest in a Designated Project is subject to, among other things, the acceptance of the TSX Venture Exchange.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Cascadia’s head office is located at 1500-409 Granville Street, Vancouver, British Columbia V6C 1T2.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. The Company is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 30, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing date of the Private Placement and the Unit Purchases, Agnico Eagle’s expected ownership interest in Cascadia upon closing of the Private Placement and the Unit Purchases, Agnico Eagle’s acquisition or disposition of securities of Cascadia in the future, any future interest that Agnico Eagle may earn or acquire in the Catch Property or a Designated Project, and in connection therewith, the entering into of a joint venture agreement between Agnico Eagle and Cascadia.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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